PEARSON

PEARSON PLC

05011633

23 September 2005

RECEIVED
2005 OCT -5 A 11:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-
5 September – Financial Times appoints FT Magazine Editor
12 September – Marjorie Scardino's presentation at Citigroup……
15 September – Notification of directors' interests
16 September – FT Launches FT money tabloid and enterprise page
20 September – Finaical Times and Goldman Sachs announce shortlist…….

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Secretary

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

dlw 10/5

H:\AbrahamC\CA\ADR.SEC.doc

Press releases

05 September 2005

Financial Times Appoints FT Magazine Editor

Graham Watts has been appointed Editor of the FT Weekend Magazine. He replaces John Lloyd who has decided to return to a full-time writing role and will become a Contributing Editor of the magazine as well as writing regularly for the Financial Times newspaper.

Watts has been Deputy Editor of the FT Magazine since its launch in April 2003. Previous to this he was Deputy Editor of the world news desk. Watts joined the FT in 1985.

Andrew Gowers, Editor, commented: "I am delighted to appoint Graham to the position of Editor of the FT Magazine. His breadth of knowledge and international experience will ensure that the magazine will retain its commitment to high quality reporting and analysis. I am also pleased that John Lloyd, founding editor of the FT Magazine, will take on a full-time writing position, continuing to contribute to the magazine as well as to the paper. We owe a great deal to John: he has fulfilled the demanding brief of establishing a new magazine with distinction and great intellectual energy."

Further information

For further information, please contact:
Joanna Manning-Cooper on 020 7873 4447 or
Lucy Ellison on 020 7873 3119

About the Financial Times Group

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people.

The FT Group includes:

- The Financial Times, one of the world's leading business newspapers, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 23 cities across the globe, has a daily circulation of over

427,000 and a readership of more than 1.6 million people worldwide.

- FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 3.9 million unique monthly visitors, generating 46 million page views and has almost 80,000 subscribers. FT.com broke even in December 2002.

- The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.

- Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.

- FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.

- The Financial Times Group also has a stake in a number of joint ventures, including;
    - FTSE International, a joint venture with the London Stock Exchange.
    - Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
    - A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
    - A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.
    - A 13.85% stake in Business Standard, one of India's leading financial newspapers.

The FT Group is part of Pearson plc, the international media group.

Media
Press releases
Press kit
Presentations
Company press offices
Media contacts

Press releases

12 September 2005

Marjorie Scardino's presentation at the Citigroup european media conference

Click here to download the powerpoint presentation.

http://www.pearson.com/press/press_uploadfiles/citigroup_20050912.pdf

search for more press releases

All Dates | All categories | Go

Top o

search press releases: Go

Legal statement | Copyright □ 2002 Pearson plc

PEARSON

Citigroup European Media Conference

12 September 2005

Pearson today

By region


Rest of world
2%
Asia 7%
Europe 8%
UK 15%
US 68%

By business


FT Group
16%
School
29%
Penguin
21%
Professional
14%
Higher
Education
20%

2004 revenues: £3.7bn

Our advantage

- Growth markets
- Leading brands
- Scale and efficiency
- Steady investment in content and services
- New geographic markets; new market segments

Strong start to 2005

- Sales up 10%; good growth in all parts
- Operating profit up strongly
- Balance sheet stronger
- Continuing dividend growth

Our School advantage

	Content	Assessment	Reporting	Data/Services	Platform
Pearson	Significant	Significant	Significant	Significant	Significant
McGraw-Hill	Significant	Significant	Some		
Harcourt (Reed)	Significant	Significant	Some		
Houghton Mifflin	Significant	Significant	Some		

■ Significant ○ Some

Healthy adoption opportunities

2005-2007

$m	2004	2005E	2006E	2007E
Reading / literature	100	100	170	160
Math	300	110	40	220
Science	50	100	170	170
Social studies	10	210	170	130
Other	40	380	70	70
Total	500	900	620	750
Pearson participation	*90%*	*75%*	*90%+*	*90%+*

Source: Pearson estimates

The funding environment

Year-on-year changes in quarterly state tax revenues



12%
8%
4%
0%
-4%
-8%
-12%
2001
2002
2003
2004
2005

Source: US Census Bureau

The funding environment

Annual expenditure per child, $000s



8.0
8.3
8.4
8.5
8.7
8.8
2005
2006
2007
2008
2009
2010

Source: US Dept of Education, NCES
Note: middle alternative projections as at 2001/02 dollars, not inflation adjusted

The policy environment

- Standards movement a priority
- Materials and assessment required for achievement
- Schools looking for operational improvements
- Technology taking hold

Outlook

- Adoption cycle strong
- Funding environment healthy
- Policy supports materials, testing and technology

Our college advantage

% change in gross sales vs. prior year



14%
12%
10%
8%
6%
4%
2%
0%
Pearson Education
Rest of industry
1999
2000
2001
2002
2003
2004

Source: Management Practice Data

A growing college population

Total enrolment in all degree-granting institutions ('000's)



16,679
16,887
17,020
17,168
17,374
17,541
2005
2006
2007
2008
2009
2010

Source: US Department of Education, NCES

Growth in workforce education



Our international advantage

Sales ($bn)


1.2
0.5
0.4
0.2
Pearson Education
Thomson Learning
McGraw-Hill
Harcourt (Reed)

Note: Education revenues from outside the US.


Principles of Marketing
MARKETING

Penguin's advantage

PENGUIN
MICHAEL
JOSEPH

PORTFOLIO

The
Penguin
Press

RIVERHEAD
BOOKS

THE WORLD OF BEATRIX POTTER
PETER RABBIT™

PUTNAM

GOTHAM
BOOKS

SENTINEL

PENGUIN
ALLEN LANE

Penguin's advantage


FRIEDRICH NIETZSCHE WHY I AM SO WISE
I know my fate. One day there will be associated with my name the recollection of something frightful—of a crisis like no other before on earth, of the profoundest collision of conscience.
Penguin Books Great Ideas
JEAN-JACQUES ROUSSEAU
THE SOCIAL CONTRACT
WILLIAM HAZLITT
ON
THE PLEASURE OF HATING
Let the ruling classes tremble at a Communistic revolution.
The proletarians have nothing to lose but their chains.
They have a world to win.
Working men of all countries, Unite!
The Communist Manifesto
Karl Marx & Friedrich Engels
Penguin Books Great Ideas
ON ART AND LIFE
JOHN RUSKIN
YOU MUST EITHER MAKE A TOOL OF THE CREATURE, OR A MAN OF HIM. YOU CANNOT MAKE BOTH.
MARCUS AURELIUS·MEDITATIONS·A LITTLE FLESH, A LITTLE BREATH, AND A REASON TO RULE ALL—THAT IS MYSELF·PENGUIN BOOKS GREAT IDEAS
PENGUIN BOOKS
FRIENDSHIP
SAINT AUGUSTINE
CONFESSIONS OF A SINNER
AS A YOUTH I HAD PRAYED TO YOU FOR CHASTITY AND SAID GIVE ME CHASTITY CONTINENCE BUT NOT YET
PENGUIN BOOKS GREAT IDEAS
Thomas PAINE
COMMON SENSE
PENGUIN Books
Great Ideas
PENGUIN BOOKS
WHY I WRITE
GEORGE ORWELL
GREAT IDEAS

Penguin's advantage


PRENTICE HALL
LITERATURE
PRENTICE HALL
LITERATURE

Novel ideas

- Growth in UK commercial fiction


P. J. TRACY
DEAD RUN...
IF YOU GO DOWN TO THE WOODS TODAY...


NICK HORNBY
A LONG WAY DOWN


ZADIE SMITH
ON BEAUTY


MARIAN KEYES
the other Side of the Story

Novel ideas

- Growth in UK commercial fiction
- Successful new imprints


OH THE GLORY OF IT ALL


The Search
The Inside Story of How Google and Its Rivals Changed Everything
John Battelle


Garlic and Sapphires
Ruth Reichl

Novel ideas

- Growth in UK commercial fiction
- Successful new imprints
- Mass market innovation


CLIVE CUSSLER
LOST CITY
CHRISTINE FEEHAN
NIGHT GAME
J.D. ROBB
MIDNIGHT IN DEATH
CHRISTINE FEEHAN
MAGIC IN THE WIND
MAGGIE SHAYNE
IMMORTALITY
STUART WOODS
Two Dollar Bill
NORA ROBERTS
$2.99
MAEVE BINCHY
NIGHTS OF RAIN AND STARS
NORA ROBERTS
NORTHERN LIGHTS

The FT's advantage

- Global brand
- Lower costs
- Premium content
- Niche audience
- Leading online service

Good news: readership

Regular readers in Europe



Print
Online
Financial Times
6.7%
8.2%
The Economist
5.5%
3.1%
IHT
1.7%
1.2%
Wall Street Journal Europe
1.4%
2.1%
USA Today
1.3%
1.5%

Source: Europe 2005
Universe: 10.157m Sample: 11,002

Growth in international news

Total circulation, millions



500
400
300
200
100
0
China, India
& RoW
EU
Japan
USA
99 00 01 02 03 04 05 06 07 08 09 10 11 12

Source: World Association of Newspapers / ZenithOptimedia

IDC'S advantage

Revenues & margins


$314m
$340m
$375m
$443m
$485m
$273m
00
01
02
03
04
H1 05
25.4%
29.8%
31.2%
30.5%
30.6%
30.0%

as reported under US GAAP

PEARSON

Media
Press releases
Press kit
Presentations
Company press offices
Media contacts

Press releases

15 September 2005
Notification of Directors' Interests

http://www.pearson.com/press/press_uploadfiles/20050915_notification_of_director

search for more press releases

All Dates | All categories | Go

search press releases: Go

Legal statement | Copyright □ 2002 Pearson plc

15 September 2005

Pearson plc – Notification of Directors' Interests

On 14 September 2005, Mourant & Co Limited, as trustees of the Pearson plc Employee Share Ownership Trust (a discretionary trust under which all employees of the Pearson group are potential beneficiaries) purchased 625,000 shares at 662.8418p.

All the executive directors, being Marjorie Scardino, Rona Fairhead, John Makinson and David Bell, are deemed for Companies Act purposes to be interested in all of these shares.

Following this purchase, the Pearson plc Employee Share Ownership Trust holds a total of 842,683 shares representing 0.1048 % of the issued share capital of the company.

Press releases

16 September 2005

FT Launches FT Money Tabloid and Enterprise Page

New 16-page personal finance section FT named Personal Finance Newspaper of the Year

London: September, 16 2005: On Saturday 24 September the Weekend FT will launch its new personal finance section, FT Money. The 16-page full-colour tabloid will contain news, views and interviews from the world of personal finance and investment.

This week the 7-strong personal finance team picked up the Personal Finance Newspaper of the Year award at the ABI Financial Media Awards 2005. Judges commented that the FT?s reporting was always "authoritative, relevant and topical" and "explains often complex issues in an easy to understand way".

The same weekend will see the introduction of a "Your Business" page to the Companies and Markets section of the newspaper. The main article will be called "Minding Your Own Business" and will focus on a company and how it can overcome its business problems with advice offered from industry experts. The page will be a practical guide to starting up in business and will also offer articles on red tape, finance and accounting.

Andrew Gowers, Financial Times editor, commented: "September sees exciting changes to the Weekend FT. FT Money will bring readers even more personal finance news and comment from our award winning team and the "Your Business" page will offer expert advice to budding entrepreneurs."

Further information

For further information please contact: Joanna Manning-Cooper/Lucy Ellison on 020 7873 4447/020 7873 3119

About The Financial Times Group

The Financial Times Group, one of the world?s leading business information companies, aims to provide a broad range of business information and services to the growing audience of

internationally minded business people. The FT Group includes:

- The Financial Times, one of the world?s leading business newspapers, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 23 cities across the globe, has a daily circulation of over 427,000 and a readership of more than 1.6 million people worldwide.

- FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 3.9 million unique monthly visitors, generating 46 million page views and has almost 80,000 subscribers. FT.com broke even in December 2002.

- The FT Group?s pan-European network of national business newspapers and online services including France?s leading business newspaper and website, Les Echos and lesechos.fr. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.

- Through FT Interactive Data, the FT Group is one of the world?s leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.

- FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK?s premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.

- The Financial Times Group also has a stake in a number of joint ventures, including;
  - FTSE International, a joint venture with the London Stock Exchange.
  - Vedomosti, Russia?s leading business newspaper and a partnership venture with Dow Jones and Independent Media
  - A 50% stake in BDFM, publishers of South Africa?s leading financial newspapers and websites.
  - A 50% stake in The Economist Group, which publishes the world?s leading weekly business and current affairs journal.
  - A 13.85% stake in Business Standard, one of India?s leading financial newspapers.

The FT Group is part of Pearson plc, the international media group.

→ search for more press releases

All Dates | All categories | Go

search press releases: Go

Legal statement | Copyright □ 2002 Pearson plc

Press releases

pri

20 September 2005

Financial Times and Goldman Sachs announce shortlist for the Business Book of the Year Award

The shortlist for the inaugural **Financial Times and Goldman Sachs Business Book of the Year Award** (www.ft.com/bookaward) was announced today by Andrew Gowers, editor of the *Financial Times* at a breakfast reception in London.

The shortlist is:

John Battelle
THE SEARCH: How Google and Its Rivals Rewrote the Rules of Business and Transformed Our Culture
Nicholas Brealey

Thomas Friedman
THE WORLD IS FLAT: A Brief History of the Globalized World in the 21st Century
Penguin/Allen Lane

Steven D Levitt and Stephen J Dubner
FREAKONOMICS: A Rogue Economist Explores the Hidden Side of Everything
Penguin/Allen Lane

Constantinos C Markides and Paul
FAST SECOND: How Smart Companies Bypass Radical Innovation to Enter and Dominate New Markets
Jossey Bass/Wiley

Pietra Rivoli
THE TRAVELS OF A T-SHIRT IN THE GLOBAL ECONOMY: An Economist Examines the Markets, Power and Politics of World Trade
Wiley

James B. Stewart
DISNEYWAR: The Battle for the Magic Kingdom
Simon & Schuster

The judges met in New York to decide on the six books which, in their opinion, provided ?the most compelling and enjoyable insight into modern business issues.?

Andrew Gowers, Editor, Financial Times, comments:
"The Award aims to provide a definitive guide to what?s worth reading amongst the deluge of business books published each year. I think my fellow judges will agree that it has provoked a

fascinating debate so far. It proved challenging to identify business books which met the criteria of being both compelling and enjoyable, but we believe we have identified six very strong contenders for the top prize."

Lloyd C. Blankfein, President and Chief Operating Officer, Goldman Sachs, said:
"We received a dauntingly large number of impressive books and reading them defined the summer for me. Choosing the finalists and, ultimately, deciding which book should be declared the winner require the judges to exercise the wisdom of Solomon."

The judging panel for the 2005 Award is:

Lloyd C. Blankfein, President and Chief Operating Officer, The Goldman Sachs Group, Inc

John Gapper, Chief Business Commentator and Associate Editor, Financial Times

Jeffrey Garten, Juan Trippe Professor of International Trade, Finance and Business, Yale School of Management

Andrew Gowers, Editor, Financial Times

Rachel Lomax, Deputy Governor for Monetary Policy, Bank of England

N.R. Narayana Murthy, Chairman and Chief mentor, Infosys Technologies

Sir Martin Sorrell, Chief Executive, WPP

The shortlisted authors will each receive ?5,000, and the winning author will receive ?30,000. The overall winner will be announced at a gala event at The Saatchi Gallery in London on 21st November.

Further information

For further information about the Award, please contact:

Ben Tisdall
Tel 0207 590 0803/ 07855 9426845
ben@midaspr.co.uk

Margot Weale
Tel 0207 590 0804/ 07759 054 727
margot@midaspr.co.uk

FT: Katy Hemmings/Joanna Manning-Cooper
020 7010 2307/020 7873 4447

Photographs of the judging and the shortlist announcement are available on request.

The Financial Times and Goldman Sachs Business Book of the Year

SHORTLIST 2005

THE SEARCH: ***How Google and Its Rivals Rewrote the Rules of Business and Transformed Our Culture***
John Battelle
Portfolio/Nicholas Brealey
?16.99
The rise of Google is one of the most amazing stories of our time. Jumping into the search industry long after its competitors, Google offered a radical new approach to search, redefined the idea of viral marketing, survived the dot-com crash and pulled off the largest and most talked-about initial public offering in the history of Silicon Valley. John Battelle, cofounder of *Wired* and founder of *The Industry Standard* and TheStandard.com describes how Google really succeeded ? and the implications of a world in which every click can be preserved forever.

THE WORLD IS FLAT: ***A Brief History of the Globalized World in the Twenty-first Century***
Thomas Friedman
Penguin/Allen Lane
?20.00
Pulitzer Prize-winning *New York Times* columnist Thomas Friedman argues that the beginning of the 21st Century will be remembered as the dawn of a new age of globalization ? a ? flattening? of the world. The explosion of advanced technologies now means that suddenly knowledge-pools and resources have connected all over the planet, levelling the playing field as never before, so that each of us is potentially an equal ? and competitor ? of the other. Friedman explains how it happened; what it will mean for countries and individuals; and how governments and societies can ? and must ? adapt.

FREAKONOMICS: ***A Rogue Economist Explores the Hidden Side of Everything***
Steven D Levitt and Stephen J Dubner
Penguin/Allen Lane
?20.00
Freakonomics turns conventional economics on its head, stripping away the jargon and calculations of the ?experts? to explore the riddles of everyday life. Which is more dangerous, a gun or a swimming pool? What do schoolteachers and sumo wrestlers have in common? Why do drug dealers still live with their mothers? And why do prostitutes earn more than architects? Steven D Levitt teaches economics at the University of Chicago and recently won the American Economic Association?s John Bates Clark Medal for the best American economist under forty. Stephen J Dubner writes for the *New York Times* and the *New Yorker*.

FAST SECOND: ***How Smart Companies Bypass Radical Innovation to Enter and Dominate New Markets***
Constantinos C Markides & Paul A Geroski Jossey Bass/Wiley
?19.99
International strategy experts Markides and the late Geroski argue that most established companies are far better suited to scaling up newly created markets pioneered by others (in other words, being "fast seconds") than to creating these markets from scratch. Constantinos C Markides is professor of strategic and international management at London Business School and holds the Robert P Bauman Chair of Strategic Leadership at the London Business School. The late Paul A Geroski was professor of economics at London Business School and Chairman of the Competition Commission in the UK.

THE TRAVELS OF A T-SHIRT IN THE GLOBAL ECONOMY: ***An Economist Examines the Markets, Power and Politics of World Trade***
Pietra Rivoli
Wiley
?19.99
Associate Professor at Georgetown University?s McDonough School of Business, Pietra Rivoli takes the reader on a round-the-world adventure to reveal the life story of an everyday T-shirt. Over a five-year period, Dr. Rivoli travelled from a West Texas cotton field to a garment factory in China, and from trade negotiations in Washington to a used clothing market in Africa to uncover the complex global, political and economic forces that determine who wins and who loses ? and why ? in the competitive global marketplace.

DISNEYWAR: ***The Battle for the Magic Kingdom***
James B Stewart
Simon & Schuster
?20.00
When Roy Disney, chairman of Disney animation and nephew of founder Walt Disney, abruptly resigned in November and declared war on chairman and chief executive Michael Eisner, he sent shock waves around the business world. Drawing on unprecedented access to both Eisner and Roy Disney, current and former Disney executives and board members, this is the inside story of what drove the iconic entertainment company to civil war. James B Stewart is a former editor at the *Wall Street Journal*, a bestselling author and regular contributor to *SmartMoney* and *The New Yorker.*

Notes to Editors:

- **The 2005 Financial Times and Goldman Sachs Business Book of the Year Award** was open to any business book published in the English language between 31st October 2004 and 1st November 2005.
- Andrew Gowers, Editor and Andrew Hill, Financial Editor of the Financial Times and administrator of the Award are available for comment.

Top of page

- **The Financial Times Group**, one of the world?s leading business information companies, provides a broad range of business information and services to a growing audience of internationally minded business people. It includes the *Financial Times*, one of the world?s leading business newspapers, FT.com and a pan-European network of national business newspapers and online services including *Les Echos* and FT Deutschland, FT Interactive Data, *Investors Chronicle*, *The Banker*, *Money Management* and *Financial Adviser*. It also has a number of joint ventures including FTSE International with the London Stock Exchange. For further information about the Financial Times contact: Katy Hemmings tel: 00 44 207 010 2307 email: katy.hemmings@pearson.com.

- **Goldman Sachs** is a global investment banking, securities and investment management firm. It provides a wide range of services to a substantial and diversified client base that includes corporations, institutional investors, governments, non-profit organizations and individuals. Founded in 1869, Goldman Sachs has long sustained a commitment to hiring and training outstanding leaders. Its business principles are rooted in integrity, a commitment to excellence, innovation and teamwork. These values enable the firm to execute successfully a business strategy that is focused on extraordinary client service and superior long-term financial performance for its shareholders. For further information about **Goldman Sachs** contact: Simon Eaton: tel 00 44 207 774 4102 email: simon.eaton@gs.com

Legal statement | Copyright □ 2002 Pearson plc